Exhibit 99.1

Canadian Solar Closes Purchase of Ontario Assets from KKR

GUELPH, Ontario, Canada, October 2, 2015 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced it has closed on the purchase of three operating solar projects totaling 59.8 MW AC from KKR. The total approximate enterprise value of this transaction is C$270 Million (USD$203.7 Million).  In conjunction with this acquisition, Canadian Solar also closed a USD$50 Million loan with Credit Suisse, who also acted as sole financial advisor on the transaction.

The projects are located in Sault Ste. Marie, Ontario and hold long-term fixed-price contracts established pursuant to Renewable Energy Standard Offer Program. Canadian Solar plans to assume the roles of both the owner and operator of the projects, which have been connected to the grid from October 2010 to November 2011. In addition, term financing will be provided by Norddeutsche Landesbank Girozentrale, New York Branch and KfW-IPEX Bank, assumed as part of the acquisition.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commented, “These projects will help round out our Canadian portfolio and are part of our strategy to own and operate projects. This acquisition demonstrates Canadian Solar’s ongoing investment and dedication to solar, as well as staying true to our strategy. We look forward to future transactions with KKR in North America.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 11 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the world, having been publically listed on NASDAQ since 2006. For additional information about the company, visit the website or follow Canadian Solar on LinkedIn.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.